May 6, 2016
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
414.297.4900  FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
104575-0105

VIA EDGAR SYSTEM AND OVERNIGHT MAIL

Mr. Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Financial Institutions, Inc.
Soliciting Materials filed pursuant to Rule 14a-12 on April 29, 2016
Filed by Clover Partners, L.P. et. al.
File No. 000-26481

Dear Mr. Duchovny:

We are writing this letter on behalf of MHC Mutual Conversion Fund, L.P. (the “Fund”); Clover Partners, L.P., the general partner of the Fund (the “GP”); Clover Partners Management, L.L.C., the general partner of the GP (“Clover Management”); Johnny Guerry, the managing member of Clover Management; and Terrell T. Philen, Jr. (the “Reporting Parties”).

On behalf of the Reporting Parties, set forth below are the Reporting Parties’ responses to the May 4, 2016 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Soliciting Materials referenced above (the “Soliciting Materials”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Clover’s responses (in regular type).  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Proxy Statement.

Soliciting Materials

1.	We note your disclosure that “FISI’s former CEO and major shareholder, Peter Humphrey, has publicly stated support for the position that FISI should explore all strategic options to maximize shareholder value, including a sale of the bank.” Please provide us support for your disclosure and clarify, in future disclosure, the timing of Mr. Humphrey’s statement.

Response:  This support is being sent by overnight mail.  In future disclosure, the Reporting Parties will clarify the timing of the statement.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
May 6, 2016

2.	We note your disclosure that you “estimate a sale of the bank could result in a premium to the FISI’s current share price of 20%-30%.” As noted in our prior comment letters, the inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders’ understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980).

Response:  The Reporting Parties removed this statement from the version of the letter that was mailed to shareholders.  See attached letter being sent by overnight mail.  In future filings, the Reporting Parties will either not include such disclosure, or they will include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980).

*     *     *     *

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.

Very truly yours,

Peter D. Fetzer